EXHIBIT NO. 2: First quarter 2009 results for CEMEX, S.A.B de C.V. (NYSE:CX).

2009 FIRST QUARTER RESULTS

Stock Listing Information		First quarter			like-to-like	First quarter
		2009	2008	% Var.	% Var.*	2009	2008
NYSE (ADS)	Net sales	3,660	5,400	(32%)	(15%)	% of Net Sales
Ticker: CX	Gross profit	1,045	1,594	(34%)	(16%)	28.6%	29.5%
	Operating income	326	461	(29%)	1%	8.9%	8.5%
MEXICAN STOCK EXCHANGE	Majority net income	3	470	(99%)		0.1%	8.7%
Ticker: CEMEX.CPO	EBITDA	712	951	(25%)	(3%)	19.5%	17.6%
Ratio of CEMEX.CPO to CX= 10:1	Free cash flow after maintenance capital expenditures	118	487	(76%)		3.2%	9.0%

	Net debt	18,034	18,813	(4%)
	Net debt/EBITDA	4.3	3.7
	Interest coverage	4.8	4.8
	Earnings per ADR	0.00	0.63	(99%)
	Average ADRs outstanding	777.4	750.9	4%
	In millions of US dollars, except ratios and per-ADS amounts. Average ADSs outstanding are presented in millions. * Percentage variations adjusted for investments/divestments and currency fluctuations.
Investor Relations In the United States 1 877 7CX NYSE In Mexico 52 (81) 8888 4292 E-Mail ir@cemex.com www.cemex.com
Consolidated net sales decreased to US$3,660 million, representing a decrease of 32% compared with those of the first quarter 2008, or a decrease of 15% adjusting for the exclusion of our Venezuelan operations, the sale of our assets in the Canary Islands as well as currency fluctuations. The decline in sales is the result of lower volumes, partly as a result of adverse weather conditions throughout Europe, which was partially mitigated by price resiliency in most of our markets. The infrastructure sector was the main driver of demand in most of our markets despite the fact that we have not seen the positive impact of stimulus packages around the world.
Cost of sales as a percentage of net sales increased 0.9 percentage points to 71.4% from 70.5% during first quarter 2008, due mainly to higher variable costs of production, mainly from an increase in the cost of raw materials partially offset by a decrease of 42% in fixed costs originating from our asset rationalization efforts.
Selling, general, and administrative (SG&A) expenses as a percentage of net sales decreased 1.3 percentage points during the quarter compared with the same period last year, from 21.0% to 19.7%, mainly as a result of cost-reduction initiatives which compensated for lower economies of scale due to lower volumes.
EBITDA decreased 25% during the quarter compared with the same period last year, to US$712 million. Adjusting for divestments and currency fluctuations, EBITDA declined 3%. The decrease was due mainly to lower contributions from our U.S. and Spanish operations; the exclusion of our Venezuelan operations starting August 1, 2008; and the sale of our assets in the Canary Islands during the fourth quarter of 2008.
EBITDA margin increased 1.9 percentage points, from 17.6% in the first quarter of 2008 to 19.5% this quarter, due to the reasons already discussed in the explanation of cost of sales and SG&A as a percentage of net sales.
Exchange gain (loss) net for the quarter resulted in a loss of US$138 million, resulting mainly from the depreciation of the Mexican peso against the US dollar.
Gain (loss) on financial instruments for the quarter was a loss of US$139 million resulting mainly from the depreciation of the Mexican peso versus the US dollar and also from equity derivatives related to CEMEX and Axtel shares.
Other expenses, net, for the quarter resulted in a loss of US$38 million versus a gain of US$193 million in 2008 as a result of the sale of Axtel shares last year.
Income tax for the quarter resulted in a gain of US$190 million, which includes a positive effect on deferred taxes as a result of the application of the expected effective tax rate for 2009.
Majority net income was a gain of US$3 million in the first quarter of 2009 due to lower operating income, the loss on financial instruments, and the exchange gain loss, all which were partially mitigated by the recognized deferred tax benefit, as already explained.
Net debt at the end of the first quarter was US$18,034 million, representing an increase of US$126 million during the quarter. The net-debt-to-EBITDA ratio reached 4.3 times at the close of the first quarter of 2009 compared with 4.0 times at the close of the fourth quarter of 2008. Interest coverage reached 4.8 times at the close of the quarter, down from 4.9 times in fourth quarter of 2008.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 1

NYSE  (ADS)
Ticker: CX

EBITDA and Free Cash Flow(1)

	First quarter			January – March
	2009	2008	% Var.	2009	2008	% Var.
Operating income	326	461	(29%)	326	461	(29%)
+ Depreciation and operating amortization	387	490		387	490
EBITDA	712	951	(25%)	712	951	(25%)
- Net financial expense	198	260		198	260
- Maintenance capital expenditures	43	82		43	82
- Change in working capital	309	101		309	101
- Taxes paid	64	106		64	106
- Other cash items (net)	(20)	(85)		(20)	(85)
Free cash flow after maintenance capital expenditures	118	487	(76%)	118	487	(76%)
- Expansion capital expenditures	152	425		152	425
Free cash flow	(34)	62	N/A	(34)	62	N/A
In millions of US dollars.

During the quarter, the increase in net debt arises from the negative free cash flow and the cost of closing out derivative positions which were partially offset by positive foreign-exchange conversion effects.

Debt-Related Information

	First quarter			Fourth quarter		First quarter
	2009	2008	% Var.	2008		2009	2008
Total debt	18,820	19,747	(5%)	18,784	Currency denomination
Short-term	23%	25%		37%	US dollar	63%	75%
Long-term	77%	75%		63%	Euro	23%	24%
Cash and cash equivalents	768	713	8%	990	Mexican peso	12%	0%
Fair value of cross-currency swaps (2)	19	220		(114)	Yen	1%	0%
Net debt (2)	18,034	18,813	(4%)	17,908	Other	1%	1%

Interest expense	205	271	(24%)	215	Interest rate
Interest coverage (3)	4.8	4.8		4.9	Fixed	25%	26%
Net debt/EBITDA (1) (3)	4.3	3.7		4.0	Variable	75%	74%
In millions of US dollars, except ratios.

During the quarter first quarter of 2009, CEMEX issued various short-term notes under its Short-Term Promissory Notes Program (“Certificados Bursátiles de Corto Plazo”), with the partial guarantee of the Mexican government through NAFIN, having an outstanding amount of MXN877 million at the end of the quarter.

(1)
EBITDA and free cash flow (calculated as set forth above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of its ability to internally fund capital expenditures and to service or incur debt. EBITDA and free cash flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity, or as being comparable to other similarly titled measures of other companies. EBITDA is reconciled above to operating income, which CEMEX considers to be the most comparable measure as determined under Mexican Financial Reporting Standards. Free cash flow is reconciled to EBITDA. CEMEX is not required to prepare a statement of cash flows under Mexican accounting principles and, as such, does not have such Mexican Financial Reporting Standards cash-flow measures to present as comparable to EBITDA or free cash flow.

(2)	For presentation purposes in the table above, net debt includes the fair value of cross-currency swaps (“CCS”) associated with debt.

(3)
Starting in fourth quarter of 2008, for the calculation of our financial ratios (Net Debt/EBITDA and Interest Coverage), we have been using the amended definition in accordance with our contractual obligations under our loan facilities.

.
Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 2

Equity-Related Information

One CEMEX ADS represents ten CEMEX CPOs. The following amounts are expressed in CPO terms.

Beginning-of-quarter CPO-equivalent units outstanding	7,773,893,500

Exercise of stock options not hedged	98,002
Less increase (decrease) in the number of CPOs held in subsidiaries	0

End-of-quarter CPO-equivalent units outstanding	7,773,991,502
Outstanding units equal total shares issued by CEMEX less shares held in subsidiaries.

Employee long-term compensation plans (1)
As of March 31, 2009, executives had outstanding options on a total of 93,655,517 CPOs, with a weighted-average strike price of approximately US$1.78 per CPO (equivalent to US$17.78 per ADS). Starting in 2005, CEMEX began offering executives a restricted stock-ownership program. As of March 31, 2009, our executives held 40,828,605 restricted CPOs, representing 0.5% of our total CPOs outstanding.

Derivative Instruments

CEMEX periodically utilizes derivative financial instruments such as interest-rate and currency swaps, currency forwards and options, and equity derivatives in order to execute its corporate financing strategy and to hedge other obligations as they arise. The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.

	April 27,	First quarter		Fourth quarter
Notional amounts	2009	2009	2008	2008
Equity	966	966	379	798
Foreign-exchange (1)	0	289	10,725	1,293
Interest-rate (2)	0	5,216	4,811	15,701
Estimated aggregate fair market value (1) (2) (3)	(86)	(138)	115	(85)

In millions of US dollars.

The estimated aggregate fair market value represents the approximate settlement result as of the valuation date, based upon quoted market prices and estimated settlement costs, which fluctuate over time. Fair market values and notional amounts do not represent amounts of cash currently exchanged between the parties; cash amounts will be determined upon termination of the contracts considering the notional amounts and quoted market prices as well as other derivative items as of the settlement date. Fair market values should not be viewed in isolation but rather in relation to the fair market values of the underlying hedge transactions and the overall reduction in CEMEX’s exposure to the risks being hedged.

Note: Under Mexican FRS, companies are required to recognize all derivative financial instruments in the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded on the income statement, except when transactions are entered into for cash-flow hedging purposes, in which changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flowed through the income statement. As of March 31, 2009, in connection with the fair market value recognition of its derivatives portfolio, both active and closing out positions, CEMEX had recognized increases in assets and liabilities resulting in a net asset of US$143 million, which includes US$60 million held as cash collateral by banks, which according to our financial agreements, are presented net of the liabilities associated with the derivative instruments. The notional amounts of derivatives substantially match the amounts of underlying assets, liabilities, or equity transactions on which the derivatives are being entered into.

(1)
Excludes derivatives entered into by financial institutions with certain Special Purpose Entities (“SPEs”) created under various series of our perpetual notes, because the only instance under our control under which the SPEs are entitled to receive or to pay any amount under such derivatives is if we were to elect to defer the coupons on the securities prior to a CEMEX Credit Event, which would be counter to our existing dividend policy, or under specified events of default. Includes fair market value of equity derivatives entered into with financial institutions. As of March 31, 2009, the notional amount of these derivatives was US$2,969 million and had a positive fair market value of approximately US$182 million.

(2)
Excludes, starting on the first quarter of 2009, an interest rate swap entered into by CEMEX with a trust created specifically to finance the construction of the Termoeléctrica del Golfo energy plant, because the swap is embedded into the structure of the project and cannot be cancelled or modified without an amendment to the underlying loan. As of March 31, 2009, the notional amount of this derivative was US$208 million and had a positive fair market value of approximately US$49 million.

(3)
Net of cash collateral deposited under open positions. Cash collateral was US$371 as of December 31, 2008, US$291 as of March 31, 2009, and US$255 as of April 27, 2009. As of April 27, 2009, the fair market value loss of approximately US$86 million reflects the market value of our remaining derivative instruments after the unwinding of the majority of our derivatives portfolio. As a result of the unwinding, US$417milion in termination losses under our derivatives were documented as debt.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 3

Other Activities

Mexican President inaugurates first phase of EURUS wind farm

On January 22, 2009, Mexican President Felipe Calderón celebrated the development of the EURUS wind farm project already underway, which will have 250 megawatts (MW) of power production capacity that will be consumed mainly by CEMEX. The wind farm represents an investment of US$550 million by the Spanish company ACCIONA. The EURUS wind farm is a self-generation project to supply approximately 25% of CEMEX Mexico's electricity needs. It has been developed jointly by CEMEX and ACCIONA Energia and will have 167 wind turbines, each with capacity of 1.5 MW, built by ACCIONA Windpower. The project is located in Juchitan, in the southern Mexican state of Oaxaca, in a 2,500 hectare area in the Tehuantepec Isthmus, an area well-known for its wind resources.

The energy that will be produced by EURUS is estimated to be sufficient to power a Mexican city of half a million inhabitants, reducing CO2 emissions by approximately 600 thousand metric tons each year, which represents approximately 25% of the total emissions generated by such a community. EURUS will be one of the largest wind farms in the world and the second largest in terms of emissions reduction registered under the Clean Development Mechanism of the United Nations (Kyoto Protocol). It will also have one of the largest emission reduction indexes per installed capacity in the world.

The first phase became operational in the first quarter of 2009 and the last phase is expected be operational in the fourth quarter of 2009. Currently, 25 turbines are installed. The wind farm represents a major contribution towards the global effort that CEMEX is making to reduce its impacts and to become more sustainable.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 4

Operating Results

Mexico

Our Mexican operations’ cement volume increased 3% during the quarter versus the same period last year, while ready-mix volume increased 4% over the same period. Adjusting for the higher number of working days during the quarter, cement and ready-mix volumes increased 2% and 3%, respectively, versus the comparable period in 2008.

The infrastructure sector continues with its upward trend as a result of greater federal and local government spending. The self-construction sector has begun to stabilize while the industrial-and-commercial sector remains subdued, reflecting the overall macroeconomic environment.

United States

Cement, ready-mix, and aggregates volumes for CEMEX’s operations in the United States decreased 33%, 41%, and 41%, respectively, during the first quarter versus the same period of 2008.

During the quarter we continued to face a pronounced decline in demand for our products. Sales volume continued its downward trend as a result of the challenging macroeconomic environment. Tight credit markets continue to hamper overall construction activity, affecting all our markets. Volumes continue to be driven by the ongoing decline in the residential sector, which has negatively impacted other demand sectors in the US. In the industrial-and-commercial sector, even though nominal spending is down about 1% from the prior year’s levels, contract awards continue to fall at a much higher rate as a result of the tight credit and the recessionary macroeconomic conditions. While we expect the economic stimulus package approved by Congress to directly benefit our industry through the initiation of new infrastructure-related projects over the next few years, there is some uncertainty over how quickly the funds will be spent this year.

Domestic cement prices decreased 5% during the first quarter versus the same period last year. Ready-mix and aggregates prices decreased 3% and 2%, respectively, during the quarter versus the same period in 2008.

Spain

In CEMEX’s operations in Spain our domestic cement and ready-mix volumes decreased 52% and 55%, respectively, during the first quarter of 2009 compared with the same period last year. On a like-to-like basis, adjusting for the divestments that took place in 2008 and for the higher number of working days during the quarter, cement and ready-mix volumes decreased 48%, versus the comparable period in 2008.

Sales volumes continue to be affected by significantly weaker demand in most of our markets as a result of deteriorating economic conditions. While no demand segment is experiencing growth, the infrastructure sector is expected to pick up during the last quarter of the year as the government increases spending in public works.

Domestic cement prices decreased 4% in euro terms for the first quarter versus the same period in 2008.

United Kingdom

Our UK operations’ cement volumes decreased 22% during the quarter versus the same period in 2008. Ready-mix volumes decreased 27% for the first quarter versus the comparable period in the previous year. Aggregates volumes decreased 24% during the quarter versus the same period of 2008. During the quarter, all demand segments continued to weaken as economic conditions worsened and credit availability continues to be very limited. In addition, worse weather conditions compared to the same period last year halted construction activity across the country.

Prices for domestic cement, ready-mix, and aggregates increased 11%, 7%, and 6%, respectively, in British-pound terms during the quarter versus the comparable period in 2008.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 5

Operating Results

Rest of Europe

In CEMEX’s operations in France, ready-mix and aggregates volumes decreased 18% and 22%, respectively, during the quarter versus the comparable period in 2008. Prices for ready-mix and aggregates in euro terms increased 5% during the quarter versus the comparable period last year. The main driver for volume growth in the country continues to be the public-works sector, as there are some infrastructure projects in the pipeline for the year. Activity in all other demand sectors continued to decline as weaker economic conditions prevail. In addition, adverse weather conditions affected volumes during the quarter.

In Germany, our domestic cement volumes decreased 25% during the first quarter versus the comparable period last year. Domestic cement price increased 8% in euro terms during the quarter compared with the same period in 2008. The general decline in economic activity continued to affect the overall demand for construction materials. The non-residential and infrastructure sectors showed a marginal increase that did not compensate for the continued decline in the residential sector. In addition, adverse weather conditions significantly affected volumes during the quarter.

For the Rest of Europe region as a whole, cement volumes decreased 34% for the first quarter versus the comparable period of 2008. The weighted-average domestic cement price for the region increased 6% in local currency for the quarter versus the same period last year.

South/Central America and the Caribbean

CEMEX’s domestic cement volumes for our operations in Colombia decreased 14% during the quarter versus the comparable period of 2008. Overall construction activity decreased as economic conditions in the country deteriorated. The formal residential sector experienced moderate growth which has only partially compensated for the decline in the self-construction and industrial-and-commercial sectors.

Domestic cement volumes in the region as a whole decreased 39% during the quarter versus the comparable period of 2008. Average cement prices during the first quarter increased 25% in local currency on a volume-weighted average basis versus the same period of the previous year.

Africa and the Middle East

Domestic cement volumes for our operations in Egypt increased 18% during the quarter versus the comparable period last year. The main drivers of cement demand for the quarter were the formal housing and infrastructure sectors. Additionally, lower steel prices had a positive effect on construction and on cement consumption for the quarter. The slowdown in high-income housing continued in response to the macroeconomic environment.

Domestic cement volumes in the region as a whole increased 18% during the first quarter versus the same period of the previous year. Volume-weighted average cement prices increased 19% in local currency terms during the quarter versus the comparable period in 2008.

Asia and Australia

In CEMEX’s operations in Australia domestic ready-mix and aggregates volumes decreased 13% and 12%, respectively, during the first quarter versus the comparable period of the previous year. Lower construction activity coupled with adverse weather and natural disaster conditions, mainly in the East region of the country, affected volumes during the quarter.  Lower construction activity in the residential and commercial sectors has been partly offset by higher activity in the civil engineering sector.

In the Philippines, our domestic cement volumes increased 21% during the first quarter compared with the same period last year. Adjusting for the higher number of working days during the quarter, cement volumes increased 19% versus the comparable period in 2008. Non-residential as well as private and public infrastructure projects drove cement demand during the quarter.

Cement volumes in the region as a whole increased 2% during the quarter versus the comparable period of 2008. Average cement prices during the quarter increased 17% in local currency on a volume-weighted average basis versus the same period last year.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 6

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. Dollars, except per ADS amounts)

	January - March			like-to-like	First quarter			like-to-like
INCOME STATEMENT	2009	2008	% Var.	% Var.*	2009	2008	% Var.	% Var.*
Net Sales	3,660,122	5,400,459	(32%)	(15%)	3,660,122	5,400,459	(32%)	(15%)
Cost of Sales	(2,614,977)	(3,806,801)	(31%)		(2,614,977)	(3,806,801)	(31%)
Gross Profit	1,045,145	1,593,657	(34%)	(16%)	1,045,145	1,593,657	(34%)	(16%)
Selling, General and Administrative Expenses	(719,482)	(1,132,225)	(36%)		(719,482)	(1,132,225)	(36%)
Operating Income	325,663	461,432	(29%)	1%	325,663	461,432	(29%)	1%
Other Expenses, Net	(37,874)	192,810	N/A		(37,874)	192,810	N/A
Operating Income After Other Expenses, Net	287,789	654,242	(56%)		287,789	654,242	(56%)
Financial Expenses	(205,080)	(271,227)	(24%)		(205,080)	(271,227)	(24%)
Financial Income	7,145	11,589	(38%)		7,145	11,589	(38%)
Exchange Gain (Loss), Net	(138,225)	15,843	N/A		(138,225)	15,843	N/A
Monetary Position Gain (Loss)	5,276	16,266	(68%)		5,276	16,266	(68%)
Gain (Loss) on Financial Instruments	(138,720)	135,759	N/A		(138,720)	135,759	N/A
Total Comprehensive Financing (Cost) Income	(469,603)	(91,770)	412%		(469,603)	(91,770)	412%
Net Income Before Income Taxes	(181,814)	562,473	N/A		(181,814)	562,473	N/A
Income Tax	189,778	(91,626)	N/A		189,778	(91,626)	N/A
Net Income Before Participation
of Uncons. Subs. and Ext. Items	7,964	470,847	(98%)		7,964	470,847	(98%)
Participation in Unconsolidated Subsidiaries	(2,187)	4,075	N/A		(2,187)	4,075	N/A
Consolidated Net Income	5,777	474,922	(99%)		5,777	474,922	(99%)
Net Income Attributable to Min. Interest	2,983	4,804	(38%)		2,983	4,804	(38%)
MAJORITY INTEREST NET INCOME	2,794	470,119	(99%)		2,794	470,119	(99%)

EBITDA	712,223	951,011	(25%)	(3%)	712,223	951,011	(25%)	(3%)
Earnings per ADS	0.00	0.63	(99%)		0.00	0.63	(99%)

	As of March 31
BALANCE SHEET	2009	2008	% Var.
Total Assets	44,131,240	51,061,757	(14%)
Cash and Temporary Investments	767,523	713,462	8%
Trade Accounts Receivables	1,417,091	1,907,972	(26%)
Other Receivables	754,223	857,704	(12%)
Inventories	1,503,761	1,994,720	(25%)
Other Current Assets	276,068	534,329	(48%)
Current Assets	4,718,666	6,008,188	(21%)
Fixed Assets	19,783,978	24,575,566	(19%)
Other Assets	19,628,596	20,478,004	(4%)
Total Liabilities	27,478,668	31,460,392	(13%)
Current Liabilities	8,030,799	9,565,605	(16%)
Long-Term Liabilities	14,457,300	14,732,181	(2%)
Other Liabilities	4,990,569	7,162,606	(30%)
Consolidated Stockholders' Equity	16,652,572	19,601,365	(15%)
Minority Interest and Perpetual Instruments	3,246,132	3,867,012	(16%)
Stockholders' Equity Attributable to Majority Interest	13,406,440	15,734,352	(15%)

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 7

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of Mexican Pesos in nominal terms)

	January - March			First quarter
INCOME STATEMENT	2009	2008	% Var.	2009	2008	% Var.
Net Sales	53,401,181	57,514,886	(7%)	53,401,181	57,514,886	(7%)
Cost of Sales	(38,152,518)	(40,542,436)	(6%)	(38,152,518)	(40,542,436)	(6%)
Gross Profit	15,248,663	16,972,451	(10%)	15,248,663	16,972,451	(10%)
Selling, General and Administrative Expenses	(10,497,237)	(12,058,200)	(13%)	(10,497,237)	(12,058,200)	(13%)
Operating Income	4,751,426	4,914,251	(3%)	4,751,426	4,914,251	(3%)
Other Expenses, Net	(552,584)	2,053,431	N/A	(552,584)	2,053,431	N/A
Operating Income After Other Expenses, Net	4,198,843	6,967,682	(40%)	4,198,843	6,967,682	(40%)
Financial Expenses	(2,992,117)	(2,888,571)	4%	(2,992,117)	(2,888,571)	4%
Financial Income	104,245	123,423	(16%)	104,245	123,423	(16%)
Exchange Gain (Loss), Net	(2,016,701)	168,729	N/A	(2,016,701)	168,729	N/A
Monetary Position Gain (Loss)	76,984	173,237	(56%)	76,984	173,237	(56%)
Gain (Loss) on Financial Instruments	(2,023,926)	1,445,832	N/A	(2,023,926)	1,445,832	N/A
Total Comprehensive Financing (Cost) Income	(6,851,514)	(977,350)	601%	(6,851,514)	(977,350)	601%
Net Income Before Income Taxes	(2,652,672)	5,990,333	N/A	(2,652,672)	5,990,333	N/A
Income Tax	2,768,867	(975,813)	N/A	2,768,867	(975,813)	N/A
Net Income Before Participation
of Uncons. Subs. and Ext. Items	116,195	5,014,520	(98%)	116,195	5,014,520	(98%)
Participation in Unconsolidated Subsidiaries	(31,911)	43,402	N/A	(31,911)	43,402	N/A
Consolidated Net Income	84,284	5,057,922	(98%)	84,284	5,057,922	(98%)
Net Income Attributable to Min. Interest	43,515	51,157	(15%)	43,515	51,157	(15%)
MAJORITY INTEREST NET INCOME	40,769	5,006,765	(99%)	40,769	5,006,765	(99%)

EBITDA	10,391,329	10,128,267	3%	10,391,329	10,128,267	3%
Earnings per ADS	0.05	6.67	(99%)	0.05	6.67	(99%)

	As of March 31
BALANCE SHEET	2009	2008	% Var.
Total Assets	625,339,668	543,807,713	15%
Cash and Temporary Investments	10,875,796	7,598,371	43%
Trade Accounts Receivables	20,080,180	20,319,904	(1%)
Other Receivables	10,687,337	9,134,549	17%
Inventories	21,308,290	21,243,767	0%
Other Current Assets	3,911,889	5,690,606	(31%)
Current Assets	66,863,492	63,987,197	4%
Fixed Assets	280,338,967	261,729,774	7%
Other Assets	278,137,209	218,090,743	28%
Total Liabilities	389,372,723	335,053,178	16%
Current Liabilities	113,796,415	101,873,696	12%
Long-Term Liabilities	204,859,939	156,897,725	31%
Other Liabilities	70,716,369	76,281,757	(7%)
Consolidated Stockholders' Equity	235,966,945	208,754,534	13%
Minority Interest and Perpetual Instruments	45,997,687	41,183,682	12%
Stockholders' Equity Attributable to Majority Interest	189,969,259	167,570,852	13%

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 8

Operating Summary per Country

In thousands of U.S. dollars

	January - March			like-to-like	First quarter			like-to-like
NET SALES	2009	2008	% Var.	% Var.*	2009	2008	% Var.	% Var.*
Mexico	774,723	915,349	(15%)	16%	774,723	915,349	(15%)	16%
U.S.A.	726,234	1,191,557	(39%)	(39%)	726,234	1,191,557	(39%)	(39%)
Spain	199,190	516,702	(61%)	(45%)	199,190	516,702	(61%)	(45%)
United Kingdom	266,696	466,005	(43%)	(21%)	266,696	466,005	(43%)	(21%)
Rest of Europe	605,381	991,069	(39%)	(26%)	605,381	991,069	(39%)	(26%)
South / Central America and Caribbean	333,336	544,263	(39%)	(8%)	333,336	544,263	(39%)	(8%)
Africa and Middle East	265,131	216,564	22%	28%	265,131	216,564	22%	28%
Asia and Australia	385,383	475,238	(19%)	7%	385,383	475,238	(19%)	7%
Others and intercompany eliminations	104,049	83,710	24%		104,049	83,710	24%
TOTAL	3,660,122	5,400,459	(32%)	(15%)	3,660,122	5,400,459	(32%)	(15%)

GROSS PROFIT
Mexico	374,081	460,648	(19%)	10%	374,081	460,648	(19%)	10%
U.S.A.	44,841	249,194	(82%)	(82%)	44,841	249,194	(82%)	(82%)
Spain	60,555	181,632	(67%)	(57%)	60,555	181,632	(67%)	(57%)
United Kingdom	53,198	93,943	(43%)	(21%)	53,198	93,943	(43%)	(21%)
Rest of Europe	91,420	211,600	(57%)	(42%)	91,420	211,600	(57%)	(42%)
South / Central America and Caribbean	146,928	220,424	(33%)	(6%)	146,928	220,424	(33%)	(6%)
Africa and Middle East	97,338	68,211	43%	47%	97,338	68,211	43%	47%
Asia and Australia	121,736	141,814	(14%)	13%	121,736	141,814	(14%)	13%
Others and intercompany eliminations	55,048	(33,807)	N/A		55,048	(33,807)	N/A
TOTAL	1,045,145	1,593,657	(34%)	(16%)	1,045,145	1,593,657	(34%)	(16%)

OPERATING INCOME
Mexico	255,226	301,868	(15%)	15%	255,226	301,868	(15%)	15%
U.S.A.	(129,529)	(5,386)	N/A	N/A	(129,529)	(5,386)	N/A	N/A
Spain	25,214	130,189	(81%)	(76%)	25,214	130,189	(81%)	(76%)
United Kingdom	(21,538)	(31,415)	31%	5%	(21,538)	(31,415)	31%	5%
Rest of Europe	(47,204)	5,124	N/A	N/A	(47,204)	5,124	N/A	N/A
South / Central America and Caribbean	103,355	133,272	(22%)	2%	103,355	133,272	(22%)	2%
Africa and Middle East	76,697	51,504	49%	53%	76,697	51,504	49%	53%
Asia and Australia	58,539	47,417	23%	61%	58,539	47,417	23%	61%
Others and intercompany eliminations	4,903	(171,142)	N/A		4,903	(171,142)	N/A
TOTAL	325,663	461,432	(29%)	1%	325,663	461,432	(29%)	1%

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 9

Operating Summary per Country

EBITDA in thousands of US dollars. EBITDA margin as a percentage of net sales

	January - March			like-to-like	First quarter			like-to-like
EBITDA	2009	2008	% Var.	% Var.*	2009	2008	% Var.	% Var.*
Mexico	288,007	346,165	(17%)	11%	288,007	346,165	(17%)	11%
U.S.A.	32,268	164,363	(80%)	(80%)	32,268	164,363	(80%)	(80%)
Spain	37,887	156,840	(76%)	(66%)	37,887	156,840	(76%)	(66%)
United Kingdom	6,594	7,327	(10%)	25%	6,594	7,327	(10%)	25%
Rest of Europe	(2,349)	63,835	N/A	N/A	(2,349)	63,835	N/A	N/A
South / Central America and Caribbean	128,828	174,380	(26%)	12%	128,828	174,380	(26%)	12%
Africa and Middle East	88,184	60,618	45%	47%	88,184	60,618	45%	47%
Asia and Australia	73,764	67,049	10%	44%	73,764	67,049	10%	44%
Others and intercompany eliminations	59,039	(89,567)	N/A	N/A	59,039	(89,567)	N/A	N/A
TOTAL	712,223	951,011	(25%)	(3%)	712,223	951,011	(25%)	(3%)

EBITDA MARGIN
Mexico	37.2%	37.8%			37.2%	37.8%
U.S.A.	4.4%	13.8%			4.4%	13.8%
Spain	19.0%	30.4%			19.0%	30.4%
United Kingdom	2.5%	1.6%			2.5%	1.6%
Rest of Europe	(0.4%)	6.4%			(0.4%)	6.4%
South / Central America and Caribbean	38.6%	32.0%			38.6%	32.0%
Africa and Middle East	33.3%	28.0%			33.3%	28.0%
Asia and Australia	19.1%	14.1%			19.1%	14.1%
CONSOLIDATED MARGIN	19.5%	17.6%			19.5%	17.6%

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 10
* Percentage variations adjusted for investments/divestments and currency fluctuations.

Volume Summary

Consolidated volume summary
Cement and aggregates: Thousands of metric tons
Ready-mix: Thousands of cubic meters

	January - March			First quarter
	2009	2008	% Var.	2009	2008	% Var.
Consolidated cement volume	15,153	19,457	(22%)	15,153	19,457	(22%)
Consolidated ready-mix volume	14,066	18,629	(24%)	14,066	18,629	(24%)
Consolidated aggregates volume	43,536	54,796	(21%)	43,536	54,796	(21%)

Per-country volume summary

	January - March	First quarter	First quarter 2009 Vs.
DOMESTIC CEMENT VOLUME	2009 Vs. 2008	2009 Vs. 2008	Fourth quarter 2008
Mexico	3%	3%	(4%)
U.S.A.	(33%)	(33%)	(22%)
Spain	(52%)	(52%)	(15%)
United Kingdom	(22%)	(22%)	(6%)
Rest of Europe	(34%)	(34%)	(43%)
South / Central America and Caribbean	(39%)	(39%)	(2%)
Africa and Middle East	18%	18%	7%
Asia and Australia	2%	2%	12%

READY-MIX VOLUME
Mexico	4%	4%	(17%)
U.S.A.	(41%)	(41%)	(23%)
Spain	(55%)	(55%)	(24%)
United Kingdom	(27%)	(27%)	(13%)
Rest of Europe	(24%)	(24%)	(31%)
South / Central America and Caribbean	(34%)	(34%)	(9%)
Africa and Middle East	(13%)	(13%)	(7%)
Asia and Australia	(15%)	(15%)	(20%)

AGGREGATES VOLUME
Mexico	23%	23%	(6%)
U.S.A.	(41%)	(41%)	(23%)
Spain	(47%)	(47%)	(18%)
United Kingdom	(24%)	(24%)	(8%)
Rest of Europe	(20%)	(20%)	(35%)
South / Central America and Caribbean	(35%)	(35%)	(9%)
Africa and Middle East	20%	20%	32%
Asia and Australia	(13%)	(13%)	(18%)

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 11

Price Summary

Variation in US Dollars

	January - March	First quarter	First quarter 2009 Vs.
DOMESTIC CEMENT PRICE	2009 Vs. 2008	2009 Vs. 2008	Fourth quarter 2008
Mexico	(24%)	(24%)	(8%)
U.S.A.	(5%)	(5%)	(2%)
Spain	(19%)	(19%)	(6%)
United Kingdom	(20%)	(20%)	(2%)
Rest of Europe (*)	(17%)	(17%)	(4%)
South / Central America and Caribbean (*)	10%	10%	1%
Africa and Middle East (*)	17%	17%	2%
Asia and Australia (*)	1%	1%	3%

READY-MIX PRICE
Mexico	(26%)	(26%)	(9%)
U.S.A.	(3%)	(3%)	(1%)
Spain	(18%)	(18%)	(4%)
United Kingdom	(23%)	(23%)	(3%)
Rest of Europe (*)	(13%)	(13%)	4%
South / Central America and Caribbean (*)	(8%)	(8%)	(1%)
Africa and Middle East (*)	10%	10%	(10%)
Asia and Australia (*)	(17%)	(17%)	(1%)

AGGREGATES PRICE
Mexico	(24%)	(24%)	(6%)
U.S.A.	(2%)	(2%)	(2%)
Spain	(12%)	(12%)	4%
United Kingdom	(24%)	(24%)	(7%)
Rest of Europe (*)	(13%)	(13%)	8%
South / Central America and Caribbean (*)	(7%)	(7%)	1%
Africa and Middle East (*)	24%	24%	(2%)
Asia and Australia (*)	(13%)	(13%)	5%

(*) Volume weighted-average price.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 12

Price Summary

Variation in Local Currency

	January - March	First quarter	First quarter 2009 Vs.
DOMESTIC CEMENT PRICE	2009 Vs. 2008	2009 Vs. 2008	Fourth quarter 2008
Mexico	3%	3%	1%
U.S.A.	(5%)	(5%)	(2%)
Spain	(4%)	(4%)	(4%)
United Kingdom	11%	11%	6%
Rest of Europe (*)	6%	6%	3%
South / Central America and Caribbean (*)	25%	25%	4%
Africa and Middle East (*)	19%	19%	3%
Asia and Australia ((*)	17%	17%	3%

READY-MIX PRICE
Mexico	0%	0%	(0%)
U.S.A.	(3%)	(3%)	(1%)
Spain	(3%)	(3%)	(3%)
United Kingdom	7%	7%	6%
Rest of Europe (*)	5%	5%	7%
South / Central America and Caribbean (*)	4%	4%	2%
Africa and Middle East (*)	18%	18%	(6%)
Asia and Australia (*)	12%	12%	2%

AGGREGATES PRICE
Mexico	3%	3%	3%
U.S.A.	(2%)	(2%)	(2%)
Spain	3%	3%	5%
United Kingdom	6%	6%	1%
Rest of Europe (*)	4%	4%	11%
South / Central America and Caribbean (*)	12%	12%	6%
Africa and Middle East (*)	27%	27%	(1%)
Asia and Australia (*)	21%	21%	9%

(*) Volume weighted-average price.

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 13

Definition of Terms and Disclosures

Methodology for translation, consolidation, and presentation of results

Under Mexican Financial Reporting Standards (“Mexican FRS”), beginning January 1, 2008, CEMEX translates the financial statements of those foreign subsidiaries operating in low-inflation environments using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement, while for foreign subsidiaries operating in high-inflation environments, CEMEX uses the exchange rates at the reporting date for the balance sheet and income statement. CEMEX reports its consolidated results in Mexican pesos.

For the reader’s convenience, beginning June 30, 2008, US dollar amounts for the consolidated entity are calculated by converting the nominal Mexican peso amounts at the end of each quarter using the average MXN/US$ exchange rate for each quarter. The exchange rates used to convert results for first quarter 2009 and first quarter 2008 are 14.59 and 10.65 Mexican pesos per US dollar, respectively.

Per-country/region figures are presented in US dollars for the reader’s convenience. Figures presented in US dollars for Mexico, Spain, and the United Kingdom as of March 31, 2009, and March 31, 2008, can be converted into their original local currency amount by multiplying the US-dollar figure by the corresponding average exchange rates for 2009 and end-of-period exchange rates for 2008 provided below.

Exchange rate	January - March		First quarter
	2009 Average	2008 End of period	2009 Average	2008 End of period
Mexican peso	14.59	10.66	14.59	10.66
Euro	0.7700	0.6332	0.7700	0.6332
British pound	0.6983	0.5038	0.6983	0.5038
Amounts provided in units of local currency per US dollar.

Breakdown of regions
The South/Central America and Caribbean region includes CEMEX’s operations in Argentina, Colombia, Costa Rica, the Dominican Republic, Jamaica, Nicaragua, Panama, Puerto Rico, and Venezuela (through July 31, 2008), as well as trading operations in the Caribbean region.
Rest of Europe includes operations in Austria, Croatia, Czech Republic, Denmark, Finland, France, Germany, Hungary, Ireland, Latvia, Norway, Poland, and Sweden.
Africa and Middle East includes operations in Egypt, Israel, and the United Arab Emirates.
The Asia and Australia region includes operations in Australia, Bangladesh, Malaysia, the Philippines, Taiwan, and Thailand.

Definition of terms
CEMEX Credit Event under the perpetual notes is a bankruptcy, payment cross-default, cross-acceleration in excess of US$10 million, repudiation, moratorium, or restructuring of CEMEX.
EBITDA equals operating income plus depreciation and operating amortization.
Free cash flow equals EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).
Maintenance capital expenditures consist of maintenance spending on our cement, ready-mix, and other core businesses in existing markets.
Expansion capital expenditures consist of expansion spending on our cement, ready-mix, and other core businesses in existing markets.
Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.
Net debt equals total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents, and does not include our obligations in respect of our perpetual notes and loans, which are treated as equity obligations under Mexican financial reporting standards (please refer to footnote 2 on the second page of this report for further details).
Interest coverage is calculated by dividing EBITDA plus financial income for the last twelve months by interest expense for the last twelve months.
Net debt/EBITDA is calculated by dividing net debt at the end of the quarter by EBITDA plus financial income for the last twelve months (refer to footnote 1 and 3 on the second page of this report for further details) in accordance with our contractual obligations under our loan facilities.

Earnings per ADS

The number of average ADSs outstanding used for the calculation of earnings per ADS was 777.4 million for first quarter 2009 and 750.9 million for first quarter 2008.

 U
nited States
Definition of Terms and Disclosures

Effects of the nationalization of CEMEX Venezuela on our financial statements

Our consolidated balance sheet as of March 31, 2008, and our income statement for the three-month period ended March 31, 2008, presented elsewhere in this quarterly report, include CEMEX Venezuela’s balance sheet and results of operations, respectively, as of and for the same period. Selected condensed financial information of balance sheet and income statement for CEMEX Venezuela as of and for the three-month period ended March 31, 2008, is as follows:

Thousands US dollars
Net sales	US$131,756
Operating Income	US$4,898

Total Assets	US$1,050,994
Total liabilities	US$319,985
Net total assets	US$731,009

Please refer to the end of this report for definitions of terms, US-dollar translation methodology, and other important disclosures.	Page 15